UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Mobile-Health,” “we,” “us” and “our” refer to Mobile-health Network Solutions and its subsidiaries.

Reverse Split

As previously disclosed, at the Company’s Extraordinary General Meeting held on September 11, 2025, the Company’s shareholders approved (i) the 1-for-5 reverse stock split of all of its issued and outstanding, and authorized but unissued, ordinary shares (the “Reverse Stock Split”) and (ii) the Amended and Restated Memorandum and Articles of Association of the Company (the “Memorandum Amendment”) to reflect the Reverse Stock Split.

On September 23, 2025, the Company’s Board of Directors, acting pursuant to the approval by the Company’s shareholders, filed the Memorandum Amendment by sending notice to the Registrar of Companies of the Cayman Islands.

Pursuant to the Memorandum Amendment, the authorized share capital remains $50,000 and is now divided into 312,500,000 ordinary shares, and the par value of the ordinary shares has increased from $0.000032 per share to $0.00016 per share. As a result of the Reverse Stock Split, every five issued and outstanding ordinary shares were combined into one issued and outstanding ordinary share. Shareholders will not receive fractional shares; instead, the Company shall receive one ordinary share in lieu of any fractional shares.

The Reverse Stock Split became effective at 12:01 a.m. Eastern Time on September 25, 2025, and the Company’s ordinary shares began trading on a Reverse Stock Split-adjusted basis on the Nasdaq Capital Market under the existing ticker symbol “MNDR” at the market open on September 25, 2025. After the Reverse Stock Split, the trading symbol for the Company’s ordinary shares will continue to be “MNDR.” The new CUSIP number for the Company’s ordinary shares is G62264 125.

The foregoing description of the Memorandum Amendment is a summary of the material terms of the Memorandum Amendment and does not purport to be complete and is qualified in its entirety by reference to the Memorandum Amendment, form of which was filed as Exhibit 99.3 to the Company’s Form 6-K filed on August 25, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: September 25, 2025	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Chief Executive Officer